130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE
March 31, 2021	No. 21-08

Avalon and Fort William First Nation sign Letter of Intent to collaborate on development of Thunder Bay lithium refinery

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLND) ("Avalon") is pleased to announce it has entered into a Letter of Intent ("LOI") with Fort William First Nation ("FWFN") to collaborate on the development of a lithium battery materials refinery located on industrial lands owned by FWFN in Thunder Bay, Ontario. This facility would be designed to accept lithium mineral concentrates from Avalon's Separation Rapids Lithium Project (70 km north of Kenora) and Rock Tech's Georgia Lake Lithium Project (145 km northeast of Thunder Bay), as well as potentially other emerging, new lithium mining operations in northern Ontario, to produce lithium hydroxide and other lithium battery materials.

Avalon and FWFN have determined the next steps would be as follows:

  Identification of a specific location for the refinery on the waterfront with access to transportation infrastructure, hydro-power and natural gas.
  Conduct the necessary engineering, site preparation and construction design studies to prepare for initiation of refinery construction in 2022, once all necessary permits and authorizations are in place.
  Finalize the initial design capacity facility of the refinery once firm off-take commitments have been secured from interested battery manufacturers and design the facility to accommodate future expansion as demand for the products increases. The anticipated initial design capacity will be to produce at least 15,000 tonnes per year of lithium hydroxide and/or lithium carbonate as well as lithium sulphate, the precursor chemical for making either the carbonate or hydroxide.
  Secure the necessary capital required to proceed with construction in 2022.

Avalon's President and CEO, Don Bubar commented, "We are delighted to have the opportunity to create a new precedent for collaboration with Indigenous Business toward establishing a lithium battery materials supply chain in Northern Ontario. I share FWFN Chief Peter Collins' vision for how this operation can inspire other Indigenous Businesses to become future suppliers of lithium mineral concentrates for the refinery and how FWFN can become the Hub of the North for all First Nation communities in Northwestern Ontario."

Separation Rapids Project Update

The bulk sampling program on Avalon's 100% owned Separation Rapids lithium deposit announced on February 1, 2021 is progressing well with roughly 80% of the total 5,000 tonne sample having been trucked to Kenora for temporary storage before crushing and shipping for processing. The balance of the 5,000 tonnes is expcted to be trucked to Kenora over the next week, depending on weather conditions. The bulk sample will be used to finalize the process flow sheets for both the lithium hydroxide product and for making petalite product samples for glass-ceramic industry customers that have expressed interest. Near term plans also include resuming exploration work on the western part of the property for other lithium pegmatites including drilling the new Snowbank petalite pegmatite discovered in 2018, that is highly enriched in petalite assaying up to 2.51% Li2O in a 1.1m channel sample.

Corporate Update: Filing of SEC Form 15F

In its continuing efforts to reduce financial reporting complexity and administrative costs, Avalon will voluntarily file a Form 15F with the United States Securities and Exchange Commission (the "SEC") today for the purpose of deregistering and terminating its reporting obligations under Section 13(a) and Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to its common shares.

The filing of Form 15F will immediately suspend the Company's reporting obligations under the Exchange Act, and the deregistration will become effective 90 days from today.  The Company's shares will continue to trade on the TSX and the OTCQB.  The Company will continue to comply with its Canadian continuous disclosure obligations by continuing to make filings with the applicable Canadian securities regulators, and which will continue to be available on SEDAR at www.sedar.com.

The technical information included in this news release has been reviewed and approved by Donald Bubar, P. Geo, a Qualified Person under NI 43-101. For questions and feedback, please e-mail Avalon President and CEO, Donald Bubar, at ir@AvalonAM.com.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in sustainably-produced materials for clean technology. The Company now has four advanced stage projects, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, cesium and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project near Kenora, Ontario while looking at several new project opportunities, including re-activating its 100%-owned Lilypad Cesium-Tantalum-Lithium Project in northwestern Ontario. Social responsibility and environmental stewardship are corporate cornerstones.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the LOI and the development of the lithium battery materials process facility, the next steps in developing this facility, that the balance of the 5,000 tonnes is expcted to be trucked to Kenora over the next week, depending on weather conditions, thatthe bulk sample will be used to finalize the process flow sheets for both the lithium hydroxide product and that near term plans also include resuming exploration work on the western part of the property, the timing of the filing of the Form 15F, and the timing for termination of reporting obligations under the Exchange Act . Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.